Filed pursuant to Rule 424(b)(3)

Registration No. 333-284957

PROSPECTUS SUPPLEMENT NO. 11

(to the Prospectus dated August 4, 2025)

Currenc Group Inc.

Secondary Offering of

Up to 50,070,187 Ordinary Shares

This prospectus supplement (this “Prospectus Supplement No. 11”) is part of the prospectus of Currenc Group, Inc. (the “Company”), dated August 4, 2025 (the “Prospectus”), which forms a part of the Company’s registration statement on Form F-1 (Registration No. 333-284957) (the “Registration Statement”), related to the offer and resale from time to time, upon the expiration of lock-up agreements, if applicable, of the Company’s Ordinary Shares by the Selling Securityholders of: (i) up to 20,000,000 Ordinary Shares that we may, in our sole discretion, elect to sell to Arena from time to time after the date of this prospectus, pursuant to the ELOC Purchase Agreement; (ii) up to 600,000 Ordinary Shares the issuable to Arena as a commitment fee upon the execution of ELOC Purchase Agreement; (iii) 81,818 Ordinary Shares issued to Roth pursuant to the Roth Agreement; (iv) 1,027,996 Ordinary Shares issued to Pine Mountain Holdings upon the conversion of certain convertible notes; (v) 3,007,746 Ordinary Shares issued to Tian Ye pursuant to the Creditor Share Purchase Agreement, (vi) 1,570,324 Ordinary Shares issued to Tang In Ha pursuant to the Creditor Share Purchase Agreement, (vii) 2,659,273 Ordinary Shares issued to Lao Wai Hong pursuant to the Creditor Share Purchase Agreement, (viii) 3,820,494 Ordinary Shares issued to Wong Nga Man pursuant to the Creditor Share Purchase Agreement, (ix) 3,419,572 Ordinary Shares issued to Chu Shuk Mei pursuant to the Creditor Share Purchase Agreement, (x) 3,449,510 Ordinary Shares issued to Wong Man San pursuant to the Creditor Share Purchase Agreement, (xi) 3,477,818 Ordinary Shares issued to Huang Yafangzhou pursuant to the Creditor Share Purchase Agreement, (xii) 3,477,818 Ordinary Shares issued to Sit Yi Sze pursuant to the Creditor Share Purchase Agreement, and (xiii) 3,477,818 Ordinary Shares issued to Yik Pui Han Pauline pursuant to the Creditor Share Purchase Agreement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

The purpose of this Prospectus Supplement No. 11 is to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K which was submitted to the U.S. Securities and Exchange Commission (the “SEC”) on September 21, 2026 and is included immediately following the cover page of this Prospectus Supplement No. 11.

This Prospectus Supplement No. 11 is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and information in this Prospectus Supplement No. 11 from time to time by filing amendments to the Registration Statement or other supplements to the Prospectus, as required. You should read the entire Prospectus, this Prospectus Supplement No. 11 and any amendments to the Registration Statement or subsequent supplements to the Prospectus carefully before you make your investment decision.

The Ordinary Shares are listed on the Nasdaq Global Market LLC (“Nasdaq”) under the symbol “CURR”. On September 18, 2026 the last reported price of our Ordinary Shares, as reported on the Nasdaq, was $3.19.

Investing in our securities involves risks. See “Risk Factors” beginning on page 42 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, as supplemented by this Prospectus Supplement No. 11, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 11 is September 21, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Information Contained in this Report

On September 21, 2026, Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”) announced that the Company and Animoca Brands Corporation Limited (ACN: 122 921 813) (“Animoca Brands”) have mutually agreed to suspend merger negotiations with respect to the non-binding term sheet (“Term Sheet”) for their previously announced proposed business combination (the “Proposed Transaction”).

As previously disclosed, on November 2, 2025, Currenc and Animoca Brands entered into the non-binding Term Sheet related to a proposed business combination pursuant to which Currenc would acquire the entire equity interest of Animoca Brands by way of an Australian scheme of arrangement. Under the terms of the Proposed Transaction, shareholders of Animoca Brands would collectively own approximately 95% of the outstanding shares of the merged entity, with existing Currenc shareholders retaining the remaining 5%. The non-binding Term Sheet contemplated a target closing in the third quarter of 2026 and a long stop date of December 31, 2026, subject to a potential extension of up to six months by mutual agreement of the parties. On May 6, 2026, Currenc announced that it had entered into an Amendment Deed with Animoca Brands, extending the exclusivity period under the Term Sheet from three months from the original execution date to June 30, 2026.

As the exclusivity period has expired and the parties have not finalize the terms of a definitive merger agreement, the parties have agreed to suspend the Proposed Transaction at this time. The suspension of the Proposed Transaction is also expected to provide Currenc with greater flexibility to pursue financing opportunities to fund its growth and operations.

The parties may consider resuming discussions if and when conditions permit. The Term Sheet remains non-binding except to the extent of any provisions expressly identified therein as binding. Currenc cannot predict whether or when negotiations will resume, whether the parties will enter into definitive agreements, or whether the Proposed Transaction will be completed. If negotiations resume, the terms, structure and timing of any Proposed Transaction, including any target closing date or long stop date, would remain subject to further negotiation, completion of due diligence, required approvals and the execution of definitive agreements.

This Report on Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-288771) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

No Offer or Solicitation

This filing is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, among other things, statements regarding the potential resumption of merger negotiations, the Company’s ability to access the capital markets, and the potential completion of the Proposed Transaction. Important factors that could cause actual results to differ materially are included in Currenc’s filings with the U.S. Securities and Exchange Commission. Currenc undertakes no obligation to update any forward-looking statements except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 21, 2026

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer